FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Nomura Announces Secondary Distribution of Australian Dollar Notes and New Zealand Dollar Notes due June 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 3, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Announces Secondary Distribution of Australian Dollar Notes

and New Zealand Dollar Notes due June 2014

Tokyo, June 3, 2010—Nomura Holdings, Inc. today announced that Nomura Global Funding plc, a wholly owned subsidiary of Nomura Holdings, has finalized the terms of secondary distribution of Australian dollar notes and New Zealand dollar notes due June 2014 guaranteed by Nomura Holdings.

Outline of Australian dollar notes

1.	Amount of Issue	AUD 1,011,000,000
2.	Offering Price	100.00% of face value
3.	Subscription Amount	AUD 1,000
4.	Maturity Date	June 12, 2014
5.	Interest Payment Dates	June 12 and December 12 each year
6.	Interest Rate	6.55% annually
7.	Subscription Period	From June 4, 2010, to June 14, 2010
8.	Settlement Date in Japan	June 15, 2010
9.	Ratings	A+ (Rating and Investment Information, Inc.)
AA- (Japan Credit Rating Agency, Ltd.)
BBB+ (Standard & Poor’s Ratings Services)

Outline of New Zealand dollar notes

1.	Amount of Issue	NZD 280,000,000
2.	Offering Price	100.00% of face value
3.	Subscription Amount	NZD 1,000
4.	Maturity Date	June 12, 2014
5.	Interest Payment Dates	June 12 and December 12 each year
6.	Interest Rate	6.35% annually
7.	Subscription Period	From June 4, 2010, to June 14, 2010
8.	Settlement Date in Japan	June 15, 2010
9.	Ratings	A+ (Rating and Investment Information, Inc.)
AA- (Japan Credit Rating Agency, Ltd.)
BBB+ (Standard & Poor’s Ratings Services)

The purpose of this press release is to make a general public announcement concerning the secondary distribution of Australian dollar notes and New Zealand dollar notes due June 2014 by Nomura Global Funding plc guaranteed by Nomura Holdings, Inc. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	+ 81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, wholesale (global markets, investment banking, and other wholesale), and asset management. For further information about Nomura, please visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the secondary distribution of Australian dollar notes and New Zealand dollar notes due June 2014 by Nomura Global Funding plc guaranteed by Nomura Holdings, Inc. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.